Filed by Timmins Gold Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under the Securities Exchange Act of 1934
Subject Company: Capital Gold Corp.
Commission File No. of Capital Gold Corp.: 001-34618
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5
Tel.: (604) 682-4002
Fax: (604) 682-4003

October 05, 2010	TSX-V: TMM
NEWS RELEASE
Support for Capital Gold Merger Increases
Vancouver, British Columbia — Timmins Gold Corp. (“Timmins Gold”) (TSX-V:TMM) thanks the shareholders of Capital Gold that have contacted us with their support for Timmins Gold’s offer for the shares of Capital Gold. Since the announcement by Timmins Gold last Monday of its merger proposal, additional shareholders of Capital Gold have now either signed or pledged support agreements with Timmins Gold.
Timmins Gold remains committed to its offer for Capital Gold and will continue with its intention to merge the two companies. The offer is 2.27 Timmins Gold shares per Capital Gold share which represents a bid of $4.92 based on Friday’s closing price of Timmins Gold’s shares.
The completed merger with Capital Gold will create a low cost Mexican gold producer with forecast 2011 production of 180,000 ounces of gold with operating synergies in an underexplored area along the prolific Mojave-Sonora Megashear gold belt of Mexico.

ABOUT TIMMINS GOLD
Focused in Mexico, Timmins Gold Corp. is a producer of gold with its recent commissioning of the San Francisco Mine in Sonora, Mexico. In addition, the Company has a number of other properties in Mexico on which it will conduct on-going exploration.
For more information, please contact:
Bruce Bragagnolo LLB,
CEO and Director
Vancouver, B.C.
Tel: 604-638-8980
bruce@timminsgold.com
or
Steven Isenberg
CEO and President
M Partners
Toronto, Ontario
Tel: 416-603-7381 x222
si@mpartners.ca
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This press release relates to a transaction with Capital Gold proposed by Timmins Gold, which may become the subject of a registration statement filed with the United States Securities and Exchange Commission (the “SEC”). This material is not a substitute for any prospectus/proxy statement that Timmins Gold would file with the SEC and Canadian securities regulators regarding the proposed transaction were an agreement to be reached between Timmins Gold and Capital Gold, or for any other document that Timmins Gold may file with the SEC and Canadian securities regulators and send to Timmins Gold or Capital Gold shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF TIMMINS GOLD AND CAPITAL GOLD ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of any documents filed with the SEC and the Canadian securities regulators by Timmins Gold through the web site maintained by the SEC at www.sec.gov and the web site maintained by the Canadian securities regulators at www.sedar.com, respectively. Free copies of any such documents could also be obtained by directing a request to Timmins Gold at Suite 520 – 609 Granville Street, Vancouver, BC, Canada V7Y-1G5.